Date of Filing:  February 10, 2000                           File No.:
                                                                      ----------

                                    Form U-5A

                          NOTIFICATION OF REGISTRATION

                 Filed under Section 5(a) of the Public Utility
                           Holding Company Act of 1935

                                SCANA Corporation

                               Name of Registrant

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

(1)  Exact name of registrant:  SCANA Corporation

(2)  Address of principal executive offices:  1426 Main Street,
                                              Columbia, South Carolina 29201

(3) Name and address of officers to whom notices and communications should be addressed:

                                H. Thomas Arthur
                                SCANA Corporation
                                1426 Main Street
                         Columbia, South Carolina 29201

(4) Certain information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships). The parent-subsidiary relationships set forth below assume the consummation of the realignment of certain of SCANA's non-utility subsidiary companies as contemplated by SCANA's Application-Declaration in File No. 70-9521 ("Merger U-1) and as authorized by the Commission in its order dated February 9, 2000 approving such Application-Declaration.

NAME OF COMPANY                                  ORGANIZATION          STATE    TYPE OF BUSINESS
---------------                                  ------------          -----    ----------------
SCANA Corporation                                Corporation           SC       Holding Company
     South Carolina Electric & Gas Company       Corporation           SC       Combination Electric and
                                                                                  Gas Company
          SCE&G Trust I                          Trust                 DE       Financing
     South Carolina Generating Company, Inc.     Corporation           SC       Electric Company
     South Carolina Fuel Company, Inc.           Corporation           SC       Financing
     South Carolina Pipeline Corporation         Corporation           SC       Natural Gas Procurement
                                                                                  and Transmission
          C&T Pipeline, LLC                      Limited Liability     SC       Not Active
     SCANA Propane Gas, Inc.                     Corporation           SC       Not Active


     SCANA Energy Marketing, Inc.                Corporation           SC       Energy-Related Services
          SCANA Energy Trading, LLC (70%)        Limited Liability     SC       Energy-Related Services
     SCANA Petroleum Resources, Inc.             Corporation           SC       Not Active
          SPR Gas Services, Inc.                 Corporation           SC       Not Active
     SCANA Service Company                       Corporation           SC       Service Company
     SCANA Communications, Inc.                  Corporation           SC       Communications
          SCANA Communications
            Holdings, Inc.                       Corporation           DE       Telecom Investments
               Powertel, Inc. (32.41%)           Corporation           DE       Communications
               ITC Holding Company,
                 Inc. (13.71%)                   Corporation           GA       Communications
               ITC DeltaCom,
                 Inc. (11.15%)                   Corporation           DE       Communications
          FRC, LLC (50%)                         Limited Liability     SC       Communications
     Primesouth, Inc.                            Corporation           SC       Energy Management
                                                                                  Services
          Palmark, Inc.                          Corporation           SC       Energy Management
                                                                                  Services
     SCANA Resources, Inc.                       Corporation           SC       Energy-Related Services
     ServiceCare, Inc.                           Corporation           SC       Energy-Related Services
     SCANA Propane Storage, Inc.                 Corporation           SC       Not Active
     SCANA Development Corporation               Corporation           SC       Not Active
     South Atlantic Farms                        Corporation           SC       Real Estate
     Cogen South, LLC (50%)                      Limited Liability     DE       Energy-Related Services
     Palmetto Lime, LLC (49%)                    Limited Liability     SC       Agriculture
     USA Cylinder Exchange, Inc.                 Corporation           SC       Not Active

     Public Service Company of North Carolina,
       Incorporated                              Corporation           SC       Gas Company
          Clean Energy Enterprises, Inc.         Corporation           NC       Alternative Fuel
          PSNC Blue Ridge Corporation            Corporation           NC       Equity Investments
               Pine Needle LNG
                 Company, LLC                    Limited Liability     NC       LNG Storage Facility
          PSNC Production Corporation            Corporation           NC       Natural Gas Procurement
               Sonat Public Service
                 Company, LLC                    Limited Liability     NC       Energy-Related Services
          PSNC Cardinal Pipeline Company         Corporation           NC       Equity Investments
               Cardinal Pipeline
                 Company, LLC                    Limited Liability     NC       Natural Gas Transmission

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Columbia and State of South Carolina on the 10th day of February, 2000.

                                               SCANA CORPORATION


                                               By: /s/ H. Thomas Arthur
                                                   -----------------------------
                                               Name:   H. Thomas Arthur
                                               Title:  Senior Vice President and
                                                         General Counsel
(Seal)
Attest:

  /s/ Lynn M. Williams
------------------------
      (Secretary)

                                  VERIFICATION

State of South Carolina
County of Richland

The undersigned being duly sworn deposes and says that s/he has duly executed the attached Notification of Registration dated February 10, 2000 for and on behalf of SCANA Corporation; that he is the Senior Vice President and General Counsel of such company; and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that s/he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

                                                   /s/ H. Thomas Arthur
                                                 ------------------------
                                                       H. Thomas Arthur

(OFFICIAL SEAL)
Subscribed and sworn to before me, a notary public this 10th day of February, 2000


  /s/ Sarah A. Davis
----------------------
My commission expires February 2, 2004
                      ----------------